N e w s R e l e a s e
TSX:RMX | NYSE Amex:RBY April 15, 2009

Rubicon Minerals Announces Appointment of Vice President-Operations

-Claude Bouchard to oversee underground development at Phoenix Gold Project-

Rubicon Minerals Corporation (RMX.TSX: RBY.NYSE Amex) is pleased to announce the appointment of Claude Bouchard, P. Eng. to the newly-created position of Vice President-Operations.  Mr. Bouchard has 25 years of mining experience in engineering, development, operations and mine management.  He is a graduate of Laval University with a B.Sc. A in Mining Engineering and as a Professional Engineer has worked at gold, copper and nickel mines in Northern Quebec and Ontario.

President and CEO David Adamson said:  “We are fortunate to have found a person of Claude’s ability and experience in both project management and mine building and look forward to working with him to move the Phoenix Gold Project forward as quickly as possible.  The recent announcement of our aggressive $25 million, 12-month plan includes an 80,000-metre drill program, about 75% of which will be underground drilling”.

Most recently, Mr. Bouchard was employed by FNX Mining Company Inc. in Sudbury where he held senior positions including Manager of Engineering, General Manager of Project Development and Manager of the Levack Mine & Footwall Deposit.  Prior to joining FNX, he worked for Falconbridge Ltd. for 14 years with increasing levels of responsibility at the Raglan Mine in northern Quebec and the Sudbury operations where he attained the position of Mine Superintendent at the Thayer-Lindsley and Craig Mines.

At Rubicon Mr. Bouchard will be responsible for overseeing the underground development work at the Phoenix project in Red Lake where the company has commenced re-habilitation work at the Phoenix shaft in preparation for shaft deepening and drifting.  As well, he will supervise internal scoping studies designed to evaluate surface infrastructure and conceptual development scenarios.

Rubicon Minerals Corporation is a well-funded exploration company, focusing on exploring for gold in politically safe jurisdictions with high geological potential. Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine. In addition to its Red Lake holdings, Rubicon controls over 590 square miles surrounding the Pogo Mine in Alaska as well as over 350 square miles in northeast Nevada. Rob McEwen, President and CEO of McEwen Capital and former Chairman and CEO of Goldcorp, owns 25% of the issued shares of the Company.

Forward Looking Statements

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", “suggest” and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding the timing and nature of future exploration programs which are dependant on projections which will need to be confirmed when underground work is commenced.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, inability to obtain required shareholder or regulatory approvals, and general economic, market or business conditions. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. Except as required by applicable securities laws, the Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.